UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On March 20, 2026, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into (i) a senior unsecured convertible note purchase agreement dated March 20, 2026 (the “Reg D Purchase Agreement”) for an offering of $16,575,000 of the Company’s senior unsecured convertible notes (the “Notes”) in a private placement (the “Reg D Private Placement”) pursuant to Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) and (ii) a securities purchase agreement dated March 20, 2026 (the “Reg S Purchase Agreement”) for an offering of $600,000 of the Company’s Series B Preferred Shares (the “Preferred Shares”) in a private placement pursuant to Regulation S under the Securities Act (the “Reg S Private Placement” and together with the Reg D Private Placement, the “Private Placements”), in each case, for the purchase and sale of the Preferred Shares.

The Private Placements closed on March 25, 2026. The Notes are convertible into the Company’s class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) at a conversion price of $2.40 per share, subject to certain anti-dilution adjustments, that are subject to a floor of $1.50 per share (such shares are referred to as the “Note Conversion Shares”). The conversion price of the Notes is also subject to other customary adjustments for share splits, recapitalizations, reorganizations and similar transactions The purchase price for each Preferred Share was $5,000. Each Preferred Share is convertible into Class A ordinary shares (the “Preferred Conversion Shares”) at a conversion price of $2.40 per share, subject to certain anti-dilution adjustments that are described in the Company’s Fourth Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”) that are subject to a floor of $1.50 per share. The conversion price of the Preferred Conversion Shares is also subject to other customary adjustments for share splits, recapitalizations, reorganizations and similar transactions as described in the Memorandum and Articles.

The gross proceeds of the Private Placements were $17,175,000.00, before deducting placement agent fees and other offering expenses that were paid by the Company. The Company intends to use the net proceeds from the Private Placements for general working capital and other general corporate purposes.

In connection with the Reg D Private Placement, the Company also entered into a Placement Agency Agreement, dated March 20, 2026 (the “Placement Agency Agreement”), with Dominari Securities LLC (“Dominari,”). Ocean Wall Limited (“Ocean Wall”) acted as introducer for the Reg S Private Placement pursuant to an [Introduction Agreement dated February 20, 2026].. As compensation for their services, the Company paid Dominari a cash fee equal to eight percent (8.0%) of the aggregate gross proceeds of the Reg D Placement and Ocean Wall a cash fee equal to eight percent (8.0%) of the aggregate gross proceeds of the Reg S Placement. Dominari and Ocean Wall Limited also received non-callable warrants (the “Placement Agent Warrants”) exercisable for a number of the Company’s Class A Ordinary Shares equal to eight percent (8%) and six percent (6%) of the Class A Ordinary Shares underlying the Notes and Preferred Shares on the closing date, respectively. The Placement Agent Warrants have an exercise price of $2.40 per share, subject to customary adjustments for stock splits, recapitalizations, reorganizations and similar transactions. In addition, the Company has agreed to pay expenses of Dominari’s legal counsel and other out-of-pocket expenses in an amount not to exceed $150,000.

On March 25, 2026, the Company also entered into Registration Rights Agreements (the “Registration Rights Agreements”) with the each purchaser of the Notes, each purchaser of Preferred Shares, Dominari and Ocean Wall, pursuant to which the Company has agreed to file a registration statement on Form F-1 (or other suitable form) with the U.S. Securities and Exchange Commission (the “SEC”) within sixty (60) business days after the later of (i) the closing date or (ii) escrow release date (as defined in the Reg D Purchase Agreement and the Reg S Purchase Agreement) for the resale of the Note Conversion Shares, the Preferred Conversion Shares and the shares underlying the Placement Agent Warrants.

On March 25, 2026, in connection with the closing of the Private Placements, each officer and director of the Company entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which they agreed not to sell, transfer or otherwise dispose of any their Class A Ordinary Shares (or any securities convertible into, exercisable for, or exchangeable for Class A Ordinary Shares) for a period of one hundred eighty (180) days following the later of the closing date or effective date of the Registration Statement filed pursuant to the Registration Rights Agreement.

The securities issued and sold by the Company in the Private Placements and the Class A Ordinary Shares underlying such securities, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements of the Securities Act and such state securities laws.

The foregoing summaries of the Placement Agenet Warrants, the Reg D Purchase Agreement, the Reg S Purchase Agreement, the Registration Rights Agreements, and the Placement Agency Agreement, do not purport to be complete and are subject to, and qualified in its entirety by, the Form of Exchange Agreement, attached as Exhibits 4.1, 10.1, 10.2, 10.3, and 10.4, to this Report on Form 6-K, which are incorporated herein by reference.

The Company issued a press release announcing the pricing of the Private Placements, and are furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Placement Agent Warrant dated March 25, 2026
10.1	Regulation D Purchase Agreement dated March 20, 2026
10.2	Regulation S Purchase Agreement dated March 20, 2026
10.3	Registration Rights Agreement date March 25, 2026
10.4	Placement Agency Agreement dated March 20, 2026
99.1	Press Release dated March 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: March 26, 2026	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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